*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
SendGrid, Inc.
in connection with Registration Statement
on Form S-1 filed on October 18, 2017

Matthew P. Dubofsky T: +1 720 566 4244 mdubofsky@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

October 20, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:                    Jan Woo, Legal Branch Chief, Office of Information Technology

Matthew Derby, Staff Attorney

Mengyao Lu, Staff Accountant

Morgan Youngwood, Staff Accountant

RE:        SendGrid, Inc.
Registration Statement on Form S-1
Filed on October 18, 2017
File No. 333-221003

Ladies and Gentlemen:

On behalf of SendGrid, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-221003), filed with the Commission on October 18, 2017 (the “Registration Statement”).  We are providing this letter to supplement the Company’s responses (the “Prior Response Letters”) to prior comment number 16 from the Staff received by letter dated September 15, 2017 and prior comment number 8 from the Staff received by letter dated October 13, 2017, relating to the Registration Statement originally confidentially submitted on August 21, 2017, which sets forth the historical information with respect to the estimated fair value of the Company’s common stock used in estimating the fair value of stock options granted during 2016 and the first half of 2017.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee

[****] SendGrid, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (720) 566-4244 rather than rely on the U.S. mail for such notice.

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[****] to $[****] per share (the “Preliminary IPO Price Range”) for its IPO. As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The Preliminary IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place during the October 13, 2017 meeting of the Company’s board of directors (the “Board”) that included representatives of the underwriters.  Prior to October 13, 2017, the Company and underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. In determining the Preliminary IPO Price Range, the underwriters focused on a number of valuation methodologies to triangulate the valuation, including relevant trading multiples.

The Company expects to include a two-dollar price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the fair value of stock options. The Prior Response Letters set forth a summary of equity awards from January 1, 2016 through July 26, 2017. An updated summary of equity awards is set forth below for the Staff’s reference.

[****] SendGrid, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted		Estimated Fair Value Per Share on the Date of Grant	Fair Value Per Share For Financial Reporting Purposes
April 14, 2016	393,966		$2.74	$2.74
June 7, 2016	60,000		$2.74	$2.74
August 16, 2016	752,005		$4.19	$4.19
November 1, 2016	667,251		$4.19	$4.19
January 18, 2017	334,413		$4.47	$4.47
April 4, 2017	536,349		$5.43	$5.43
June 2, 2017	297,647		$7.53	$9.67
July 26, 2017	1,720,469		$11.95	$11.95
October 2, 2017	616,912	(1)	$12.67	$12.67

(1)                                  Includes 34,717 shares of common stock underlying restricted stock units.

The Company respectfully refers the Staff to the Prior Response Letters for a discussion of the determination of the fair value of the Company’s common stock from January 1, 2016 through July 26, 2017, including the discussion therein regarding the use by the Board of periodic independent third-party valuation in determining the fair value of the Company’s common stock on the relevant grant dates and the Company’s use of such determinations by the Board to estimate the fair value of its common stock for purposes of measuring compensation expense associated with stock option grants.

As described in the October 18, 2017 Prior Response Letter, upon receipt in July 2017 of a valuation of the Company’s common stock as of June 30, 2017 that was prepared by an independent third-party valuation firm with the assistance of management (the “June 2017 Valuation”), the Company reassessed the estimated fair value of its common stock as of June 2, 2017 used for financial reporting purposes and, based on that reassessment, the Company concluded the fair value of the common stock as of June 2, 2017 was $9.67 per share (as reflected in the last column of the table above).  The fair value was based upon a linear interpolation of fair value between April 30, 2017 and June 30, 2017 using the high end of the fair value range in the Company’s April 30, 2017 valuation ($7.53 per share) and the fair value from the June 2017 Valuation ($11.95 per share).  The Company performed the reassessment due to the proximity of the June 2017 Valuation and the June 2, 2017 grant date and the amount of the difference between the fair value in the June 2017 Valuation and the fair value as previously determined by the Board on June 2, 2017.  The Company did not reassess the fair value of the other pre-October 2017 stock awards described in the table above because the Company believes its determinations of the estimated fair value of its common stock for each grant date are appropriate and fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  A discussion of the October 2017 stock awards reflected in the table above is set forth below.

[****] SendGrid, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

October 2017 Grants

On October 2, 2017, the Board determined that the estimated fair value of the Company’s common stock was $12.67 per share. The Board based this determination on several factors, including a valuation prepared by an independent third-party valuation firm with the assistance of management as of August 31, 2017 (the “August 2017 Valuation”) and the Company’s continued preparations for a potential IPO, and determined at the time of grant that there were no material changes in the Company’s business since August 31, 2017, or in the assumptions upon which the August 2017 Valuation was based, that affected the fair value of the Company’s common stock on the grant date.

Consistent with the June 2017 Valuation, the August 2017 Valuation was prepared using a hybrid between the probability weighted expected return method and the option pricing method (“OPM”) and again considered three scenarios to estimate enterprise value:  an IPO scenario; a strategic sale scenario; and a going concern scenario.  Probability weighting of 85% was assigned to the IPO scenario, 10% to the strategic sale scenario and 5% to the going concern scenario (as compared to 80% IPO, 10% strategic sale and 10% going concern in the June 2017 Valuation).  The IPO scenario was evaluated using valuations based on different probability weighted revenue multiples.  The revenue multiples used remained unchanged from the June 2017 Valuation.  The IPO dates used in the August 2017 Valuation were December 31, 2017, April 30, 2018 and June 30, 2018 (as compared to December 31, 2017, April 30, 2018, June 30, 2018 and September 30, 2018 in the June 2017 Valuation). Consistent with the June 2017 Valuation, the strategic sale scenario was based on a review of recent mergers and acquisitions in the Company’s industry in determining the value of the common stock.  The going concern scenario again blended a guideline public company approach and income approach to determine the enterprise value.  Consistent with the June 2017 Valuation, the blended enterprise value was then allocated using the OPM with an exit date set at 3.0 years.  A risk free rate of 1.44% was utilized, which represented the three-year constant maturity date yield as of August 31, 2017.

For each scenario, marketable present values as of August 31, 2017 for the common stock were calculated, taking into consideration the Company’s capital structure, liquidation preferences and conversion rights. The present values were determined by discounting the future values by a present value discount factor based on a 25.0% cost of equity (as compared to 30.0% for the June 2017 Valuation).  An 11.1% discount for lack of marketability was then applied to the common stock (as compared to 16.9% for the June 2017 Valuation), resulting in a fair value of $12.67 per share.

The primary factors that account for the increase in the fair value per share of $12.67 as of October 2, 2017, as compared to the fair value per share of $11.95 as of July 26, 2017, are the timing and probability of a potential IPO, as reflected by an increased weighting on the IPO scenario, the increased likelihood that an IPO would be completed in 2017, a lower present value discount factor and a lower discount for lack of marketability.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[****] to $[****] per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board and representatives of the underwriters, that took

[****] SendGrid, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

place on October 13, 2017. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; and (c) a current analysis of the public equity market by the underwriters for the offering.

The Company believes the following factors explain the difference between the fair value of the Company’s common stock on October 2, 2017, as well as on the prior grant dates reflected in the table above, and the Preliminary IPO Price Range.

•                 The Preliminary IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid. This illiquidity also accounts for a substantial difference between the estimated fair values of the common stock through the October 2, 2017 grants and the Preliminary IPO Price Range.  The Company respectfully submits that the discount for lack of marketability of 11.1% to 31.4% utilized since January 2016 is reasonable and appropriate given the Company’s growth and the prospects for an IPO.

•                 The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary IPO Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation, which is reflected in the Preliminary IPO Price Range.

•                 Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or that the Company may continue as a private, stand-alone entity.

•                 The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility and resulting in a higher valuation, which is reflected in the Preliminary IPO Price Range.

•                 The Company did not schedule an organizational meeting with investment bankers until June 2017 and did not hold the meeting until mid-July 2017.

In light of the Preliminary IPO Price Range and the other factors described in this letter and in the Prior Response Letters, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock awards have been reasonable and appropriate.

*  *  *  *  *

[****] SendGrid, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Please contact me at (720) 566-4244 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Matthew P. Dubofsky

Matthew P. Dubofsky

cc:                                Sameer Dholakia, SendGrid, Inc.

Yancey Spruill, SendGrid, Inc.

Michael Tognetti, SendGrid, Inc.

Michael L. Platt, Cooley LLP

Eric C. Jensen, Cooley LLP

Sarah K. Solum, Davis Polk & Wardwell LLP

[****] SendGrid, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.